                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 2)/1/

                         ALLIED WASTE INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     019589
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                             300 South Grand Avenue
                       Los Angeles, California 90071-3132
                                 (213) 612-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 30, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 20 Pages

----------------------------                    ------------------------------
  CUSIP NO.  019589                  13D         Page  2  of  20  Pages
           ---------                                  ---    ----
----------------------------                    ------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Investment Fund III, L.P.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

           00

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(E)                                               [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF               20,586,217 shares of Common Stock (see Item 5)

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                             81,932,321 shares of Common Stock (see Item 5) OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                20,586,217 shares of Common Stock (see Item 5)

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                             81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.7% (see Item 5)

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

         PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 20 Pages

----------------------------                    ------------------------------
  CUSIP NO.  019589                  13D         Page  3  of  20  Pages
           ---------                                  ---    ----
----------------------------                    ------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Overseas Partners III, L.P.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

           00

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                               [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF               1,306,119 shares of Common Stock (see Item 5)

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                             81,932,321 shares of Common Stock (see Item 5) OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                1,306,119 shares of Common Stock (see Item 5)

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                             81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.7% (see Item 5)

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 3 of 20 Pages

----------------------------                    ------------------------------
  CUSIP NO.  019589                  13D         Page  4  of  20  Pages
           ---------                                  ---    ----
----------------------------                    ------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo (UK) Partners III, L.P.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

           00

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                               [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF               808,116 shares of Common Stock (see Item 5)

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                             81,932,321 shares of Common Stock (see Item 5) OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                808,116 shares of Common Stock (see Item 5)

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                             81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.7% (see Item 5)

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           PN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 4 of 20 Pages

----------------------------                    ------------------------------
  CUSIP NO.  019589                  13D         Page  5  of  20  Pages
           ---------                                  ---    ----
----------------------------                    ------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Advisors II, L.P.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

           00

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                               [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                  0 shares of Common Stock (see Item 5)

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                81,932,321 shares of Common Stock (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                   0 shares of Common Stock (see Item 5)

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                                81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.7% (see Item 5)

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 5 of 20 Pages

----------------------------                    ------------------------------
  CUSIP NO.  019589                  13D         Page  6  of  20  Pages
           ---------                                  ---    ----
----------------------------                    ------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Management, L.P.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

           00

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                               [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                  0 shares of Common Stock (see Item 5)

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                81,932,321 shares of Common Stock (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                   0 shares of Common Stock (see Item 5)

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                                81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.7% (see Item 5)

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 6 of 20 Pages

----------------------------                    ------------------------------
  CUSIP NO.  019589                  13D         Page  7  of  20  Pages
           ---------                                  ---    ----
----------------------------                    ------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Investment Fund IV, L.P.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

           00

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                               [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF               15,787,500 shares of Common Stock (see Item 5)

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                             81,932,321 shares of Common Stock (see Item 5) OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                15,787,500 shares of Common Stock (see Item 5)

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                             81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.7% (see Item 5)

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 7 of 20 Pages

----------------------------                    ------------------------------
  CUSIP NO.  019589                  13D         Page  8  of  20  Pages
           ---------                                  ---    ----
----------------------------                    ------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Overseas Partners IV, L.P.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

           00

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                               [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                  879,167 shares of Common Stock (see Item 5)

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                81,932,321 shares of Common Stock (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                   879,167 shares of Common Stock (see Item 5)

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                                81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.7% (see Item 5)

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 8 of 20 Pages

----------------------------                    ------------------------------
  CUSIP NO.  019589                  13D         Page  9  of  20  Pages
           ---------                                  ---    ----
----------------------------                    ------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Advisors IV, L.P.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

           00

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                               [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF               0 shares of Common Stock (see Item 5)

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                             81,932,321 shares of Common Stock (see Item 5) OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                0 shares of Common Stock (see Item 5)

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                             81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.7% (see Item 5)

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 9 of 20 Pages

----------------------------                    ------------------------------
  CUSIP NO.  019589                  13D         Page 10  of  20  Pages
           ---------                                  ---    ----
----------------------------                    ------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo Management IV, L.P.

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

           00

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                               [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                  0 shares of Common Stock (see Item 5)

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                81,932,321 shares of Common Stock (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                   0 shares of Common Stock (see Item 5)

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                                81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.7% (see Item 5)

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 10 of 20 Pages

----------------------------                    ------------------------------
  CUSIP NO.  019589                  13D         Page  11 of  20  Pages
           ---------                                  ---    ----
----------------------------                    ------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Apollo/AW LLC

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

           00

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                               [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF                  2,222,222 shares of Common Stock (see Item 5)

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                                81,932,321 shares of Common Stock (see Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING                   2,222,222 shares of Common Stock (see Item 5)

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                                81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           81,932,321 shares of Common Stock (see Item 5)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           33.7% (see Item 5)

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 11 of 20 Pages

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

     The Statement on Schedule 13D of Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (UK) Partners III, L.P., Apollo Advisors II, L.P. and Apollo Management IV, L.P. relating to the Common Stock, par value $0.01 per share, of Allied Waste Industries, Inc., a Delaware corporation (the "Company"), is hereby amended as set forth herein. Responses to each item below are incorporated by reference into each other item, as applicable.

Item 2.  Identity and Background.
-------  ------------------------

     Item 2 is hereby amended and restated as follows:

     This statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): Apollo Investment Fund III, L.P., a Delaware limited partnership ("Fund III"), Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas III"), Apollo (UK) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("UK III"), Apollo Advisors II, L.P., a Delaware limited partnership ("Advisors II"), Apollo Management, L.P., a Delaware limited partnership ("Management"), Apollo Investment Fund IV, L.P., a Delaware limited partnership ("Fund IV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV"), Apollo Management IV, L.P., a Delaware limited partnership ("Management IV"), and Apollo/AW LLC, a Delaware limited liability company ("AWLLC").

     Fund III, Overseas III, UK III, Fund IV and Overseas IV are principally engaged in the business of investment in securities. The general partner of Fund III, UK III and Overseas III is Advisors II, which is principally engaged in the business of serving as the general partner of such entities. The general partner of Fund IV and Overseas IV is Advisors IV, which is principally engaged in the business of serving as the general partner of such entities. The general partner of Advisors II is Apollo Capital Management II, Inc., a Delaware corporation ("Capital Management II"), which is principally engaged in the business of serving as general partner of Advisors II. The general partner of Advisors IV is Apollo Capital Management IV, Inc., a Delaware corporation ("Capital Management IV"), which is principally engaged in the business of serving as general partner of Advisors IV.

     Management serves as manager of Fund III, Overseas III and UK III and manages their day-to-day operations. AIF III Management, Inc. a Delaware corporation ("AIF Management III"), is the general partner of Management. AIF Management III is principally engaged in the business of serving as general partner to Management.


                              Page 12 of 20 Pages

     Apollo Administration II LDC, a Cayman Islands LDC ("Administration II"), is the administrative general partner of Overseas III and UK III.
Administration II is principally engaged in the business of serving as administrative general partner of Overseas III and UK III.

     Apollo Management (UK) Ltd., an English corporation ("Management UK"), is the resident general partner of UK III. Management UK is principally engaged in the business of serving as resident general partner of UK III.

     Management IV serves as manager of Fund IV and Overseas IV and manages their day-to-day operations. AIF IV Management, Inc. a Delaware corporation ("AIF Management IV"), is the general partner of Management IV. AIF Management IV is principally engaged in the business of serving as general partner to Management IV.

     Apollo Fund Administration IV, LLC, a Delaware limited liability company ("Administration IV"), is the administrative general partner of Overseas IV. Administration IV is principally engaged in the business of serving as administrative general partner of Overseas IV.

     AWLLC is an investment vehicle formed for purposes of purchasing and holding securities of the Company. Management IV is the manager of AWLLC. Two of the members of AWLLC are Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., private securities investment funds related to the Reporting Persons.

     The address of Fund III, UK III, Overseas III, Capital Management II, Management and AIF Management III is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577. The address of Advisors II is Two Manhattanville Road, Purchase, New York 10577. The address of Administration II is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies. The address of Management UK is Hill House, 1 Little New Street, London EC4A 3TR, England.

     The address of Fund IV, Overseas IV, Capital Management IV, Management IV, AIF Management IV, Administration IV and AWLLC IV is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577. The address of Advisors IV is Two Manhattanville Road, Purchase, New York 10577.

     Set forth in Schedule 1 attached hereto and incorporated herein by reference are the names, business addresses, principal occupation and citizenship of each executive officer and director of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     During the last five years, none of the Reporting Persons, Capital Management II, AIF Management III, Administration II, Management UK, Capital Management IV, AIF Management IV and Administration IV, or, to the best of their respective knowledge, any executive officer or director of such entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                              Page 13 of 20 Pages

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     Items 5(a) and (b) are hereby amended and restated as follows:

     Fund III is the beneficial owner of 15,632,717 shares of Common Stock. In addition, as a result of certain voting rights that accrue to holders of Convertible Preferred Stock, Fund III may also be deemed to have beneficial ownership of 4,953,500 shares of Common Stock that may be acquired upon conversion of 89,163 shares of Convertible Preferred Stock held by Fund III. Including such additional shares, Fund III may be deemed to have beneficial ownership of 20,586,217 shares of Common Stock, or 10.7% of the outstanding Common Stock.

     Overseas III is the beneficial owner of 934,397 shares of Common Stock. In addition, as a result of certain voting rights that accrue to holders of Convertible Preferred Stock, Overseas III may also be deemed to have beneficial ownership of 371,722 shares of Common Stock that may be acquired upon conversion of 6,691 shares of Convertible Preferred Stock held by Overseas III. Including such additional shares, Overseas III may be deemed to have beneficial ownership of 1,306,199 shares of Common Stock, or 0.7% of the outstanding Common Stock.

     UK III is the beneficial owner of 577,783 shares of Common Stock. In addition, as a result of certain voting rights that accrue to holders of Convertible Preferred Stock, UK III may also be deemed to have beneficial ownership of 230,333 shares of Common Stock that may be acquired upon conversion of 4,146 shares of Convertible Preferred Stock held by UK III. Including such additional shares, UK III may be deemed to have beneficial ownership of 808,116 shares of Common Stock, or 0.4% of the outstanding Common Stock.

     Advisors II, as the general partner of Fund III, Overseas III and UK III, and Management, as the manager of Fund III, Overseas III and UK III, may be deemed to be the beneficial owners of securities of the Company owned by Fund III, Overseas III and UK III.

     As a result of certain voting rights that accrue to holders of Convertible Preferred Stock, Fund IV may be deemed to have beneficial ownership of 15,787,500 shares of Common Stock that may be acquired upon conversion of 284,175 shares of Convertible Preferred Stock held by Fund IV, or 7.8% of the outstanding Common Stock.

     As a result of certain voting rights that accrue to holders of Convertible Preferred Stock, Overseas IV may be deemed to have beneficial ownership of 879,167 shares of Common Stock that may be acquired upon conversion of 15,825 shares of Convertible Preferred Stock held by Overseas IV, or 0.5% of the outstanding Common Stock.

     As a result of certain voting rights that accrue to holders of Convertible Preferred Stock, AWLLC may be deemed to have beneficial ownership of 2,222,222 shares of Common Stock that may be acquired upon conversion of 40,000 shares of Convertible Preferred Stock held by AWLLC, or 1.2% of the outstanding Common Stock.

     Advisors IV, as the general partner of Fund IV and Overseas IV, may be deemed the beneficial owner of securities of the Company owned by Fund IV and Overseas IV. Management IV, as the manager of Fund IV, Overseas IV and AWLLC, may be deemed to be the beneficial owner of securities of the Company owned by Fund IV, Overseas IV and AWLLC.


                              Page 14 of 20 Pages

     By virtue of the Second Amended and Restated Shareholders Agreement and the Amended and Restated Investment Agreement, the Reporting Persons may be deemed to have shared beneficial ownership over securities of the Company owned by the Investors and the Stockholders (as defined below), other than the Reporting Persons, that in the aggregate, together with securities owned by the Reporting Persons, constitute beneficial ownership of 81,932,321 shares of Common Stock of the Company (or 33.7% of the outstanding Common Stock).

     The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of Common Stock over which the Reporting Person has sole voting and dispositive power, as reported herein. Further, each of the Reporting Persons disclaims any pecuniary interest in any securities of the Company owned by any other Reporting Person or any other party, and expressly disclaims the existence of a group.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
-------  ---------------------------------------------------------------------
          to the Securities of the Issuer.
          -------------------------------

     Item 6 is hereby amended by adding the following text at the end thereof:

     On July 30, 1999, the Reporting Persons together with Blackstone Capital Partners III Merchant Banking Fund L.P. and certain of its affiliates (collectively, "Blackstone"), Greenwich Street Capital Partners II, L.P. and certain of its affiliates and DLJ Merchant Banking Partners II, L.P. and certain of its affiliates (collectively, the "Investors") purchased an aggregate of 1,000,000 shares, including an aggregate of 440,000 shares purchased by the Reporting Persons, of a newly created series of preferred stock (the "Preferred Stock") pursuant to the terms of a Stock Purchase Agreement, dated as of July 30, 1999 (the "Stock Purchase Agreement"). The Preferred Stock purchased by the Reporting Persons and the junior preferred stock into which the Preferred Stock is convertible (the "Junior Preferred Stock") conform to the expected terms of such Preferred Stock and Junior Preferred Stock, respectively, set forth in Amendment No. 1 to the Statement on Schedule 13D. The Reporting Persons purchased the Preferred Stock for general investment purposes but, subject to the restrictions set forth in the Second Amended and Restated Shareholders Agreement, retain the right to change their investment intent, to propose one or more possible transactions to the Company's board, to acquire additional shares of the Company's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Preferred Stock, Common Stock or Junior Preferred Stock which are beneficially owned or acquired by them in any manner permitted by law. In addition, the Reporting Persons may maintain various credit facilities and arrangements, including customary margin arrangements, with banks and other financial institutions in the ordinary course of business and in connection therewith provide to the lenders as collateral thereunder the shares of Preferred Stock purchased by them or other securities of the Company held by them.

     In accordance with a letter agreement, dated March 7, 1999, by and among certain of the Reporting Persons, Blackstone, certain of the other Investors and certain other stockholders of the Company (collectively, the "Stockholders"), as of July 30, 1999, entered into a Second Amended and Restated Shareholders Agreement and an Amended and Restated Registration Rights Agreement. The terms of such Second Amended and Restated Shareholders Agreement cover the Preferred Stock, the Common Stock and the Junior Preferred Stock and provide, among other things, that: (i) the Stockholders are prohibited from making certain acquisitions and taking


                              Page 15 of 20 Pages
certain other actions for a standstill period of ten years from July 30, 1999 (subject to the earlier termination of the standstill period in certain circumstances) and (ii) the Reporting Persons and Blackstone will have the right to designate a maximum of five directors of the Company, subject to the reduction in the number of such designees if the Reporting Persons and Blackstone collectively decrease their ownership of shares by specified percentages or their ownership position is diluted as a result of issuances of Common Stock by the Company, for ten years from July 30, 1999. The Amended and Restated Registration Rights Agreement provides for incidental and demand registration rights for the Preferred Stock, Common Stock and Junior Preferred Stock. The Amended and Restated Investment Agreement, dated as of July 30, 1999 (the "Amended and Restated Investment Agreement"), further defines the rights of the Investors under the Second Amended and Restated Shareholders Agreement and the Registration Rights Agreement.

     The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement, the Second Amended and Restated Shareholders Agreement, the Amended and Restated Registration Rights Agreement, the Amended and Restated Investment Agreement and the Certificates of Designation of Preferences of the Preferred Stock and the Junior Preferred Stock, a copy of each of which has been filed as an exhibit to this Amendment No. 2 to Schedule 13D and is incorporated herein by reference. Such agreements supersede the terms of the Equity Commitment Letter Agreement and the Amendments Letter Agreement described in Amendment No 1 to Schedule 13D.

     The statement in this Amendment No. 2 to Schedule 13D shall not be construed as an admission that the Reporting Persons and any other persons or entities constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder. Further, the Reporting Persons disclaim any pecuniary interest in any shares of Preferred Stock or any other securities of the Company held by any other person or entity.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

     Item 7 is hereby amended by adding the following text at the end thereof:

     Exhibit 10     Stock Purchase Agreement

     Exhibit 11     Second Amended and Restated Shareholders Agreement

     Exhibit 12     Amended and Restated Registration Rights Agreement

     Exhibit 13     Amended and Restated Investment Agreement

     Exhibit 14     Certificate of Designation of the Preferred Stock

     Exhibit 15     Certificate of Designation of the Junior Preferred Stock


                              Page 16 of 20 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 1999


               APOLLO INVESTMENT FUND III, L.P.

               By: Apollo Advisors II, L.P.,
                       its General Partner
                   By: Apollo Capital Management II, Inc.,
                         its General Partner


                   By: /s/ Michael D. Weiner
                       ----------------------
                       Name:  Michael D. Weiner
                       Title: Vice President, Apollo Capital Management II, Inc.


               APOLLO OVERSEAS PARTNERS III, L.P.

               By: Apollo Advisors II, L.P.,
                       its Managing General Partner
                   By: Apollo Capital Management II, Inc.,
                         its General Partner


                   By: /s/ Michael D. Weiner
                       ----------------------
                       Name:  Michael D. Weiner
                       Title: Vice President, Apollo Capital Management II, Inc.


               APOLLO (UK) PARTNERS III, L.P.

               By: Apollo Advisors II, L.P.,
                       its Managing General Partner
                   By: Apollo Capital Management II, Inc.,
                         its General Partner


                   By: /s/ Michael D. Weiner
                       ----------------------
                       Name:  Michael D. Weiner
                       Title:  Vice President, Apollo Capital Management II,
                         Inc.


                              Page 17 of 20 Pages

               APOLLO ADVISORS II, L.P.

               By: Apollo Capital Management II, Inc.,
                       its General Partner



                   By: /s/ Michael D. Weiner
                       ----------------------
                       Name:  Michael D. Weiner
                       Title: Vice President, Apollo Capital Management II, Inc.


               APOLLO MANAGEMENT, L.P.

               By: AIF IV Management, Inc.,
                       its General Partner



                   By: /s/ Michael D. Weiner
                       ----------------------
                       Name:  Michael D. Weiner
                       Title:  Vice President, AIF IV Management, Inc.


               APOLLO INVESTMENT FUND IV, L.P.

               By: Apollo Advisors IV, L.P.,
                       its General Partner
                   By: Apollo Capital Management IV, Inc.,
                          its General Partner


                   By: /s/ Michael D. Weiner
                       ----------------------
                       Name:  Michael D. Weiner
                       Title: Vice President, Apollo Capital Management IV, Inc.

               APOLLO OVERSEAS PARTNERS IV, L.P.

               By: Apollo Advisors IV, L.P.,
                       its Managing General Partner
                   By: Apollo Capital Management IV, Inc.,
                         its General Partner


                   By: /s/ Michael D. Weiner
                       ----------------------
                       Name:  Michael D. Weiner
                       Title: Vice President, Apollo Capital Management IV, Inc.


                              Page 18 of 20 Pages

               APOLLO ADVISORS IV, L.P.

               By: Apollo Capital Management IV, Inc.,
                       its General Partner



                   By: /s/ Michael D. Weiner
                       ----------------------
                       Name:  Michael D. Weiner
                       Title: Vice President, Apollo Capital Management IV, Inc.


               APOLLO MANAGEMENT IV, L.P.

               By: AIF IV Management, Inc.,
                       its General Partner



                   By: /s/ Michael D. Weiner
                       ----------------------
                       Name: Michael D. Weiner
                       Title: Vice President, AIF IV Management, Inc.


               APOLLO/AW LLC

               By: AIF IV Management, Inc.,
                       its General Partner



                   By: /s/ Michael D. Weiner
                       ----------------------
                       Name:  Michael D. Weiner
                       Title:  Vice President, AIF IV Management, Inc.


                              Page 19 of 20 Pages

                                  Schedule 1

     The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of the Reporting Persons that is not set forth in the Schedule 13D to which this Schedule 1 relates. Except as otherwise indicated in this Schedule I or in the Schedule 13D to which this Schedule I relates, the principal business address of each person set forth below is c/o Apollo Advisors II, L.P. and c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

     The directors and principal executive officers of Capital Management III and Capital Management IV are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Capital Management II, Capital Management IV and the other entities identified below. Messrs. Black and Hannan are also limited partners of Advisors II and Advisors IV. Mr. Black is the President and a director of AIF Management III and AIF Management IV. Mr. Hannan is the Vice President and a director of AIF Management III and AIF Management IV.

     Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P. ("Advisors"), Lion Advisors, L.P. ("Lion"), Apollo Real Estate Advisors, L.P. ("AREA") and Apollo Real Estate Advisors II, L.P. ("AREA II"). The principal business of Advisors and Lion is to provide advice regarding investments in securities and the principal business of AREA and AREA II is to provide advice regarding investments in real estate and real estate-related investments.

     Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract.


                              Page 20 of 20 Pages